NORTHUMBERLAND RESOURCES, INC.

357 University Ave.

Charlottetown, PE Canada C1A 4M9

May 14, 2010

United States Securities

and Exchange Commission

Attention:

John P. Lucas

Re:

Northumberland Resources, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 21, 2010

File No. 333-165373

Dear Sirs:

Below are the responses to the comments in your May 10, 2010 letter to the Company.

Summary of Our Business, Page 2

1.

We note your response to comment four from our letter dated April 6, 2010, and we reissue such comment. We note that you refer to a shareholder loan facility in several places, including at pages 3, 5, 38, and 39. However, you do not refer to the fact that your sole officer and director is providing such facility until the notes to your financial statements. Please revise to provide prominent disclosure of this fact the first time you refer to the facility, and briefly mention this fact in each subsequent reference.

We have noted your comment and revised the disclosure.

Dilution, Page 15

2.

We note your response to prior comment ten and reissue such comment. You disclose at pages 47-48 that you originally sold, for $0.02 per share, the 2,127,500 shares that you are now registering for resale by your selling shareholders at $0.04 per share, or double the price. Therefore, you should provide the dilution disclosure required by Item 506 of Regulation S-K. In addition, your current disclosure only states that your existing shareholders will suffer no dilution. This disclosure should focus on the dilution to purchasers in your public offering. Please revise.

We have noted your comment and revised the disclosure.

United States Securities and Exchange Commission

May 14, 2010

Employees, Page 32

3.

We note your response to prior comment seventeen. Please revise your registration statement to reflect the fact that Mr. Stunden is the Secretary of your company. For example, your statement that you "have no employees other than our sole officer and director" does not appear accurate given your response. In addition, it appears that Mr. Stunden is related to Eleanor Stunden-Bourgaize, a first cousin of Mr. Scales and a selling shareholder. Please advise us why you have not included any reference to Mr. Stunden or revise each relevant section of your registration statement to fully disclose his role in the company.

We have noted your comment and revised the disclosure.

Exhibit 23.1 – Consent of LBB & Associates Ltd., LPP

4.

We note you did not file a consent from your accounting firm on this Form S-l/A, and your most recent consent on the original Form S-l is dated March 4, 2010. Please amend your next filing to include a current consent from your independent registered public accounting firm.

We have amended the next filing to include current consent.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Northumberland Resources, Inc.

/s/ B. Geoffrey Scales

B. Geoffrey Scales, President and CEO